FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

GOLD FIELDS ANNUAL REPORT FOR THE FINANCIAL YEAR TO 30 JUNE 2010

Johannesburg, 23 September 2010 - Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today issued and mailed its Annual Report for the financial year ended 30 June 2010 to shareholders and other interested parties.

The report incorporates aspects of the Group's business, including reviews of the South African, West African, Australasian, South American operations, the Group's exploration and development projects, as well as detailed financial and corporate governance information.

An extensive sustainable development section outlines Gold Fields' commitment to the sustainable growth and development of its operations. The report has achieved an independently assured A+ level of application to the Global Reporting Initiative (GRI).

The Annual Report for F2010, including a statement on Mineral Reserves and Resources, is available in electronic format on the Gold Fields website at www.goldfields.co.za.

The next Annual Report will be released before the end of March 2011 as Gold Fields is changing its financial year-end from end-June to end-December.

ends

Enquiries

Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@ goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near-mine exploration projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SIX).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 23 September 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs